                                   LAW OFFICES
                                SAMUEL KORNHAUSER
             155 Jackson Street, Suite 1807, San Francisco, CA 94111
                       (415) 981-6281; FAX (415) 981-7616
                            skornhauser@earthlink.net
SAMUEL KORNHAUSER

VIA EDGAR

                                 April 29, 2005

Kevin Rupert
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 5-6
Washington, D.C. 20549

Re:  The  Navellier  Millennium  Funds  N1-A  Registration  No.'s  33-63155  and
     811-08995

Dear Mr. Rupert:
         In response to your April 22, 2005 telephone comments concerning the Navellier Millennium Funds' ("the Fund") February 28, 2005 Rule 485A POS N1-A filing, I on behalf of the Fund and its Board of Trustees respond as follows:

     1. The fund acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     2. With regard to the Fund now having Navellier & Associates, Inc. as investment adviser, Navellier & Associates, Inc. which is 99% owned and controlled by Louis Navellier, was always providing the portfolio managers, staff analysts and all personnel for Navellier Management Inc. which is also 99% owned and controlled by Louis Navellier. For efficiency and to reduce duplicative filing fees and registrations Louis Navellier dissolved Navellier Management Inc. and the exact same portfolio managers, staff analysts, etc. who had been providing investment management for the Fund through Navellier Management Inc. continued on in those exact same capacities performing the same duties for the fund through Navellier & Associates, Inc.

                  On December 15, 2004, I send a request for no action (if necessary) to Douglas Scheidt, Esq., explaining that pursuant to '40 Act Rule 2a-6 and Wells Fargo, Prudential Insurance Co., Invesco and other no action letters, the Fund felt because there was no change in investment style, investment advisor, portfolio managers or personnel, no change in advisory fees or costs, etc. that the change should not be considered a change in investment advisor and that no shareholder approval under Section 15(a)(4) should be

Kevin Rupert
April 29, 2005
Page 2


          required since there was in reality only a change in name, not in advisors. The Commission responded after a review of my letter and the representation that there was no change in the actual control or management of the investment advisor that in light of our reliance on Rule 2a-6 it did not appear that a no action letter was necessary. The change was made pursuant to Rule 2a-6.

     3. With regard to your comments, we have made the changes you suggested i.e., we have noted that excessive trading could have adverse tax consequences and made specific that it will not be allowed, we clarified the language that the Fund does not accommodate market timing, we expanded the disclosure of portfolio holdings section and broke it out into public and nonpublic (ongoing and ad hoc) disclosures and specified all persons who many have prior access to such information and that they had duties not to disclose or trade on
          that   information.   We  also  expanded  the  portfolio   manager
          compensation section to specify all forms of compensation and incentive percentages. We also gave more detail on the factors considered by the Board of Trustees in approving the investment advisory agreement and that the disclosure will go into the annual report.

                  We also made clear that the Fund is now a no load fund and that the former B and C shares are now no load A shares. In the performance table for the Top 20 Portfolio we eliminated one of the benchmark indexes, the Russell 3000 Index, and have only used the Russell 3000 Growth Index, we revised the hypothetical fees in the examples (1, 3, 5, 10 years) for both the Top 20 and International Growth portfolios and we gave a five-year history for portfolio manager Michael Garaventa.

          Thanks again for your assistance.


                                   Sincerely,




                                   Samuel Kornhauser


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